Exhibit 99.1

Auction Rate Securities

Practices and Procedures

This description of UBS’s current(1) auction rate securities practices and procedures provides UBS customers and potential customers with an overview of those practices and procedures, as well as the various risks investors should consider when participating in the auction rate securities market as a UBS customer.

Before investing in an auction rate security, an investor should read the offering document for the particular auction rate security the investor is considering purchasing. The particular auction procedures applicable to that security will be described in the offering document. Those procedures will control the auction process for that particular security and may differ somewhat from the general description provided here.

Further information about auction rate securities may be obtained from a UBS representative.(2)

• General Description of Auction Rate Securities
• UBS’s Role in the Auction Rate Securities Market
• How Rates Are Established for Auction Rate Securities
• Types of Orders That May Be Placed in an Auction
• Deadlines
• “All Hold” Auctions
• Failed Auctions
• Bidding by UBS in Auctions
• Bidding by Issuers in Their Own Auctions
(Information About Issuers/Conduit Borrowers Bidding in Their Own Auctions)
• Secondary Market for Auction Rate Securities
• Other Investor Concerns/Risks
• Partial Redemption of Auction Rate Securities: Selection Process Overview  (66kb)

General Description of Auction Rate Securities

There are two types of auction rate securities clients of UBS may purchase. The first is auction rate certificates (“ARCs”),(3) which are floating-rate debt securities with long-term maturities. The second is auction preferred stock (“APS”), which is preferred stock without a stated maturity. The yields on ARCs and dividend rates on APS are reset periodically through an auction process. See “How Rates are Established for Auction Rate Securities” below.

As reflected in the offering documents for the securities, there are risks of investing in auction rate securities, including:

•                  the risk of a failed auction and its consequences, including how the rate to be paid following a failed auction is set;

•                  the potential existence of additional triggers or caps; and

•                  the potential of holding the securities for an extended period of time.

The features and risks of auction rate securities vary from issue to issue. Also, the practices and procedures of broker-dealers and auction agents conducting auction rate securities auctions may differ. For a complete discussion of the specific features and risks, ask your UBS representative for the specific offering documents for the security you wish to purchase.

ARC issuers include student loan revenue authorities, power authorities, states and municipalities. ARCs may be either taxable or tax-exempt, depending upon the issuer and other factors. APS are issued either by closed-end funds as a leverage vehicle for those funds or by corporate issuers. APS can be tax-exempt, taxable or tax-advantaged, depending upon the issuer and structure.

Short-term liquidity for investors in ARCs and APS largely depends upon the success of the auction process. If an investor cannot sell these securities in a successful auction or in the secondary market,(4) the investor will be required to hold ARCs until final maturity and APS indefinitely, unless the issuer redeems or restructures the security.

UBS’s Role in the Auction Rate Securities Market

UBS acts as an underwriter in the initial offering of ARCs and APS and thereafter serves as broker-dealer in connection with the auctions for those securities. As broker-dealer, UBS contacts existing holders and potential investors and solicits bids for the ARCs or APS. For its services as broker-dealer, UBS is compensated by the issuer of the securities or the underlying borrower in the case of a conduit financing. The amount of this compensation is based on an agreed-upon annual rate that is applied to the principal amount of securities sold or successfully placed through UBS in auctions. UBS may also place bids for its own (or “proprietary”) accounts in auctions (see Bidding by UBS in Auctions) and may maintain a secondary market for the ARCs and APS for which it is a broker-dealer (see Secondary Market for Auction Rate Securities).

How Rates Are Established for Auction Rate Securities

The initial interest rate for an ARC or dividend rate for an APS is determined by the credit quality of the issuer, general market conditions, current rates on comparable securities, supply and demand for a particular issue, the frequency with which rates are reset, and any relevant tax benefits. Subsequently, rates (dividends or interest) are reset periodically (typically daily or every 7, 28, 35 or 49 days) through an auction process, which is a bidding process in which orders are submitted through a broker-dealer. Some auction rate securities programs have a single broker-dealer. Auctions for these securities are known as “sole-managed” auctions. Other auction rate securities have multiple broker-dealers. Auctions for these securities are known as “competitive” auctions.

The morning of each auction, UBS will provide UBS representatives with the “all hold” rate (see “All Hold” Auctions), maximum rate and minimum rate (if any) for each issue of ARCs and APS to be auctioned that day. Additionally, at its discretion UBS may provide “Price Talk” for its investor clients before each auction. If so, Price Talk would be available through UBS representatives and would represent UBS’s good faith judgment, at a given time, of the range of likely clearing rates for auctions for ARCs and APS. Generally, Price Talk is based upon market and other information, including, but not limited to, the rates at which recently conducted auctions for similar securities have cleared and general economic conditions. Price Talk is meant as a guide only – it is not a guarantee of the clearing rate for any single auction or group of auctions, that the clearing rate will be within the Price Talk range, or that any single auction or group of auctions will not fail. If Price Talk is provided, UBS will normally “set” it (that is, release its estimates of this range of rates) at or before 9:30 a.m. (New York City time) and it will generally not be updated during the auction period. UBS may choose to update Price Talk based on changes in credit quality or macroeconomic factors that are likely to result in a change in interest-rate levels, such as an announcement by the Federal Reserve Board of a change in the federal funds rate or an announcement by the Bureau of Labor Statistics of unemployment numbers. Changes in Price Talk will be made available to UBS representatives for communication to UBS customers.

As broker-dealer, UBS solicits bids from its investor clients and submits those bids to an auction agent, who tallies the result and declares the clearing rate. In such capacity, UBS strives to create an orderly auction process, which may pose a potential conflict of interest. For example, UBS may also submit bids for its proprietary accounts (“proprietary” bids) to prevent a failed auction or an “outlier” bid(5) from skewing the auction results. It may place such proprietary bids after it knows what bids were made by its investor clients and generally may do so up to a submission deadline that is later than the submission deadline for investor clients to submit bids to UBS. In some circumstances, a proprietary bid submitted by UBS will result in an investor not receiving securities that the investor otherwise would have received, or will result in a lower reset rate than otherwise would have occurred (see Bidding by UBS in Auctions).

The “clearing rate” set in the auction process will be the lowest rate that “clears” the auction — that is, the rate for all holders will be equal to the lowest rate at which the cumulative total of securities demanded (buyers) is equal to the amount auctioned (sellers).

The following is an example of how the clearing rate is determined. The example assumes an ARCs issue with $250,000,000 principal amount outstanding. Each $25,000 minimum Authorized Denomination is referred to as a “Unit.” Therefore, there are 10,000 Units. The following orders are received by the auction agent for an auction of the ARCs:

Bids — Existing Holders	Sell Orders	Bids — Potential Holders
200 Units at 2.95%	1,000 Units	400 Units at 3.00%
600 Units at 3.07%	1,000 Units	600 Units at 3.05%
1,200 Units at 3.10%	2,000 Units	1,000 Units at 3.10%

2,000 Units at 3.15%	Total = 4,000 Units	1,000 Units at 3.15%
2,000 Units at 3.17%		1,000 Units at 3.16%
Total = 6,000 Units		1,000 Units at 3.19%
2,000 Units at 3.20%
Total = 7,000 Units

In the above example, orders have been placed for the entire 10,000 Units outstanding as there are bids by existing holders for 6,000 Units and sell orders for 4,000 Units. Based on the orders above, the clearing rate would be determined as follows:

Units per Order	Bid Rate	Total Units	Win / Lose
200	2.95%	200	Win
400	3.00%	600	Win
600	3.05%	1,200	Win
600	3.07%	1,800	Win
1,000	3.10%	2,800	Win
1,200	3.10%	4,000	Win
2,000	3.15%	6,000	Win
1,000	3.15%	7,000	Win
1,000	3.16%	8,000	Win
2,000	3.17%	1,000	Win
1,000	3.19%		Lose
2,000	3.20%		Lose

The bid that was placed by an existing holder for 2,000 Units at 3.17% cleared the auction for all 10,000 Units that were outstanding. As such, the rate of 3.17% is the clearing rate that will apply to all the ARCs until the next auction date.

If the demand for securities at or above the clearing rate exceeds available supply, the ARCs or APS will be allocated on a pro rata basis (that is, proportionate to order size) to those bidders whose rate is equal to the clearing rate, giving preference to “bids” by existing holders (see Types of Orders That May be Placed in an Auction) over “bids” by potential investors at the same rate. For this purpose, an existing holder who wants to purchase additional ARCs or APS is treated the same as a potential investor. The two types of investors are referred to in auction rate documents and this document as “potential holders.” (6)

Types of Orders That May Be Placed in an Auction

Potential holders who want to buy additional securities in an auction may submit a bid that specifies the par amount of the securities they want and the minimum rate they are willing to accept. Such orders are referred to as “bids.”

Existing holders may submit the following kinds of orders with respect to securities they already own:

A “hold” order, which means they want to keep their securities at whatever rate is set in the auction.

A “bid,” (7) which means they want to keep their securities, but only if the rate is set at or above their specified level.

A “sell” order, which means they wish to sell their securities, regardless of the rate set in the auction.

If a holder does not submit an order, UBS will treat the holder as having submitted a hold order — a “deemed hold” order.

Occasionally, issuers of auction rate securities change the period of time between auctions. If a holder has received notice that the issuer plans to convert the ARCs or APS to a longer auction period upon the next successful auction, but the holder has not submitted an order, UBS will treat the holder as having submitted a sell order — a “deemed sell” order. Investors should note that this is the OPPOSITE of the regular rule, where an investor who does nothing is treated as having submitted a “hold” order. Investors should pay attention to notices about the lengthening of auction periods because their securities will be sold automatically unless they affirmatively tell UBS not to do so — by submitting a “hold” order or a “bid.”

All bids, whether by potential holders or existing holders, must specify a rate. If the clearing rate is below the rate an existing holder specifies in its order, the existing holder will be required to sell the ARCs or APS subject to its bid. So too, if the clearing rate is below the rate a potential holder specifies in its order, the potential holder will not acquire the ARCs or APS subject to its bid. UBS will not accept a bid where an existing holder or potential holder says “‘Market rate’ is acceptable.” A bid or a sell order may also not be “all or none” (that is, it may not be conditioned on being filled in whole). Under the terms of an auction, orders will typically be filled in part on a pro rata basis when there are not sufficient sell orders to fill all bids at the clearing rate.

Orders may not specify rates that contain more than three figures to the right of the decimal point (e.g., 0.0301% would be invalid). The rates specified may not exceed the maximum rate or be less than the minimum rate, if any. All orders must be for $25,000 or multiples of $25,000, unless the authorizing documents for a particular issue permit other authorized denominations. Orders that do not meet these criteria will be considered invalid.

Deadlines

The deadline for submitting orders to UBS is generally 12:00 p.m. (New York City time) on each auction date, unless there is an early municipal bond market close. If there is an early municipal bond market close, the deadline for submitting orders to UBS is 10:30 a.m. (New York City time). The deadline for submitting orders in daily auctions is 10:30 a.m. (New York City time). Orders may not be revoked after the UBS deadline. This deadline is subject to change in UBS’s sole discretion. UBS representatives will be advised of any changes at least two business days in advance. Generally, the deadline by which UBS must submit orders to the auction agent is 1:00 p.m. (New York City time), which gives UBS an hour to process and submit orders. UBS also has until 1:00 p.m. (New York City time) to submit proprietary bids, which means that at the time UBS submits proprietary bids, it will have knowledge of bids already submitted by UBS customers (see Bidding by UBS in Auctions).

“All Hold” Auctions

One possible outcome of an auction is that all holders remain holders regardless of the rate for the next succeeding interest (ARC) or dividend (APS) period. This may occur if holders affirmatively decide to remain holders and place hold orders or if holders simply do nothing on the day of an auction. This is referred to as an “all hold” auction. In an all hold auction, the interest or dividend rate will be set at the all hold rate as determined according to the security’s offering documents. The all hold rate may adjust at each subsequent all hold auction. Although the all hold rate may be higher or lower than the prevailing market rate for similar securities at the time of the auction, the all hold rate generally is lower than the clearing rate expected to result from a successful auction. If UBS itself owns any ARCs or APS on the day of an auction, it is UBS’s practice to submit a sell order for those securities into the auction. This will prevent that auction from being an all hold auction. However, UBS is not obligated to continue this practice, so holders should not assume that auctions will not be all hold auctions. Holders are encouraged to participate in auctions so that all hold auctions will not occur. UBS will not contact customers on auction dates to advise them that an all hold auction appears likely.

Failed Auctions

An auction can fail if the bid and hold orders are for less than all of the available securities.

The following is an example of how an auction can fail and the orders received by UBS would be handled. This example assumes an APS issue with 10,000 shares outstanding and a maximum rate of 3.75%:

Hold Orders	Bids — Existing Holders	Sell Orders
5,000 Shares	3,000 Shares at 3.12%	300 Shares
	500 Shares at 3.25%	1,200 Shares

These facts would result in a failed auction, and the maximum rate of 3.75% would apply since the bids and hold orders are less than all the available securities and there are no bids by potential holders. The sell orders for 300 and 1,200 shares for existing holders would not be executed and these holders would hold until the next (if any) successful auction unless they were able to sell their shares in the secondary market as described under Secondary Market for Auction Rate Securities.

In the event of a failed auction, all holders, including those who submitted sell orders, must hold until the next (if any) successful auction. Neither UBS, nor any ARC or APS investor, has a right to require the issuer to buy back the security (“put the security back to the issuer”), including after a failed auction. During such a time, the interest or dividend rate is reset at a maximum rate, as determined according to the security’s offering documents. The maximum rate may be above or below the prevailing market rate for similar securities at the time of the auction. If there are no subsequent successful auctions, the holder will be required to hold ARCs until final maturity and APS indefinitely, unless a secondary market exists or the issuer redeems or restructures the security.

The fact that any given auction clears successfully does not mean that an investment in ARCs or APS involves no significant liquidity or credit risk. UBS is not obligated to continue to place such proprietary bids. Investors should not assume that UBS will place proprietary bids or that failed auctions will not occur. UBS will not contact investors on auction dates to advise them that a failed auction appears likely.

The relative buying and selling interest of market participants in the auction rate securities market as a whole varies over time and may be adversely affected by, among other things, news relating to the issuer, the attractiveness of alternative investments, the perceived risk of owning the security (whether related to credit, liquidity or any other risk), general market conditions, the tax treatment accorded the securities, the accounting treatment accorded auction rate securities, including clarifications of U.S. generally accepted accounting principles relating to the treatment of the securities, reactions to regulatory actions or press reports, financial reporting cycles and market sentiment generally. Shifts of demand in response to any of factors listed above cannot be predicted and may be short-lived or exist for longer periods.

Bidding by UBS in Auctions

UBS is permitted, but not obligated, to submit proprietary orders in auctions for ARCs or APS, either as a buyer or seller, and routinely does so. When UBS submits a proprietary order, it has an advantage over investors who are bidders because it knows about the orders placed by its customers. Therefore, UBS can determine the rate and size of its own order. This increases the likelihood that its order will be accepted in the auction and that the auction will clear at a particular rate. For this reason, and because UBS is compensated by the issuer or conduit borrower for its services as broker-dealer, UBS may have a conflict of interest with its customers. In a competitive auction (as defined above, one in which there is more than one broker-dealer accepting orders), UBS would not have knowledge of orders submitted to the auction agent by any other broker-dealer. In a sole-managed auction, UBS would be the only broker-dealer submitting orders to the Auction Agent. As a result, UBS could calculate the clearing rate before the orders are submitted to the auction agent and set the clearing rate with its order.

Although it is not obligated to do so, UBS may place proprietary bids in auctions to acquire ARCs or APS for its inventory, to prevent a failed auction or to prevent an outlier bid from skewing the auction results. UBS may place such proprietary bids even though it knows what orders its customers have submitted in the auction. Whenever UBS places proprietary bids, it must bid at a rate or within a range of rates that, in UBS’s good faith judgment, reflects a fair and reasonable rate for the security, taking into consideration such circumstances as prevailing market conditions with respect to the security at the time of the determination, general economic conditions and trends, current rates for comparable securities, and the financial condition and prospects of the issuer of the security. UBS may take into consideration such factors as the expense involved, the size of UBS’s inventory position, UBS’s capital requirements and UBS’s risk management needs. Under our current internal procedures, if Price Talk is available, UBS may bid outside of Price Talk if it thinks that Price Talk no longer reflects fair market value. UBS may not submit a proprietary bid that specifies a rate that is lower than the rate a customer has bid if the customer has bid within Price Talk. In placing proprietary bids, UBS may not take into consideration the interest of the issuer of the ARCs or APS in paying a low rate or the interest of customers in receiving a high rate.

Bids by UBS are likely to affect the auction rate, including preventing the auction rate from being set at the maximum rate or otherwise causing bidders to receive a lower rate than they might have received had UBS not bid. Bids by UBS are also likely to affect the allocation of the ARCs or APS being auctioned, including causing some bidders to have their bids rejected or receive fewer securities than they would have received had UBS not bid.

Bidding by Issuers/Borrowers in Their Own Auctions

Under certain circumstances, a municipal issuer (or conduit borrower) may bid in an auction for its own securities. An issuer/borrower is required to disclose its intention to do this, and certain other information (including the size and rate of its bid), at least two business days prior to that auction. The issuer/borrower must also disclose the results of the prior auction and the results of the auction in which it participates. Disclosure is made to nationally recognized municipal securities information repositories (NRMSIRs), on the issuer’s/borrower’s public website if it has one, and on UBS’s public website. You can find out if the issuer/borrower of your securities is planning to bid in an auction by checking (two business days in advance) the following link: Information About Issuers/Conduit Borrowers Bidding in Their Own Auctions. You will also find the other information required to be disclosed.

Please take note that an issuer/borrower bidding in its own auction has different interests than all other investors in that auction. In particular, other investors are seeking to own securities at the highest possible interest rate while the issuer/borrower may prefer the lowest interest rate.

Secondary Market for Auction Rate Securities

The auction process for auction rate securities is designed so the holder will sell securities primarily through the auction process. An investor who wants to sell between auctions (or before maturity) is at market risk and may not be able to sell readily or at a favorable price. UBS currently maintains a secondary market in many auction rate securities, but it is not obligated to do so, and may decline to do so in the future. When UBS purchases ARCs or APS in the secondary market, it does so at fair market value, which may be lower, equal to, or greater than, the par value of the security. This differs from a successful auction, in which all sellers receive par. On the day of an auction, until the auction results have been announced by the auction agent, UBS will not conduct secondary market trades in the auctioned securities or even commit in advance to enter into a secondary market trade in the auctioned securities. Investors are encouraged to participate in the auction process for the purchase or sale of ARCs or APS.

Other Investor Concerns/Risks

Nothing in this document constitutes a solicitation or recommendation of a particular investment for a specific client. UBS Financial Advisors are solely responsible for making any recommendations or suitability determinations with respect to their clients’ accounts.

Liquidity Risk: An existing holder may sell its ARCs or APS in only one of two ways. The investor may sell them in an auction through a broker-dealer designated by the issuer by placing a sell order (see Types of Orders That May Be Placed in an Auction). The investor may sell them outside of an auction through a broker-dealer designated by the issuer if that broker-dealer chooses to maintain a secondary market for the ARCs or APS.

Existing holders will be able to sell all of the ARCs or APS for which they place sell orders only if there are sufficient bidders in the auction. If there are not sufficient bidders, existing holders will not be able to sell all of the ARCs and APS for which they have placed sell orders and, in fact, may not be able to sell any. While UBS may submit a proprietary bid to avoid a failed auction, it is not obligated to do so. There may not always be enough bidders to prevent a failed auction if UBS does not submit a proprietary bid. Failed auctions are possible, especially if the issuer’s/conduit borrower’s/guarantor’s credit were to deteriorate, if a market disruption were to occur, or if UBS was unable or unwilling to submit a proprietary bid.

Under certain circumstances, the auction agent and broker-dealers for an auction rate security (such as UBS) are entitled to resign. If they do so and are not immediately replaced, it will not be possible to hold auctions for the securities. The rate on the auction rate securities during a period when there are no auctions will be described in the offering document for those securities. Investors should be aware that it may not be a market rate.

While UBS currently maintains a secondary market in many of the ARCs or APS for which it is a broker-dealer, it is not obligated to do so, and investors should not assume that it will continue to do so. Furthermore, when UBS purchases ARCs or APS in the secondary market, it does so at fair market value, which may be less than par, depending on market conditions.

Suitability: ARCs and APS may not be suitable for all investors. The minimum denomination is $25,000, and purchases in excess of $25,000 must be in $25,000 multiples. Money market funds are generally precluded from investing in ARCs and APS because there is no guaranteed put feature on the bond. These securities may not be suitable for all income-oriented investors or all investors with a long-term investment horizon; it is likely that there are fixed-rate investments that will provide a higher rate of return with a similar credit exposure, which, as a general matter, may be more suitable for such investors. Please contact your tax advisor regarding the suitability of tax-exempt investments in your portfolio. These securities may also not be suitable for investors who are seeking to fund a specific liquidity need in the near future; there are short duration products, such as money market funds, and variable-rate demand obligations and Treasury bills, which, as a general matter, may be more suitable in that scenario.

Early Call Risk: An issuer may have the option to redeem the ARC/APS at any time or on set dates prior to maturity, typically at par plus accrued interest through the redemption date. An investor may only be able to reinvest the redeemed proceeds at a lower rate of return, depending upon then-prevailing market conditions and the chosen investment.

Interest Rate Risk: When market interest rates rise, the market value of fixed income instruments generally will decrease. ARCs/APS are structured to reduce – but do not necessarily eliminate – the risk related to rising market interest rates.

Reinvestment Risk: In a declining rate environment, investors with adjustable rate or variable rate securities may generally find lower yields at which to reinvest interest or principal. Investments in ARC/APS entail certain other risks, which are described in the relevant prospectus or offering memorandum. Such offering documents are available upon request. For additional information, please contact a UBS Financial Advisor.

(1) Although UBS will use its best efforts to update these procedures on an ongoing basis, it is not obligated to do so.

(2) An institutional sales representative or retail financial advisor.

(3) When UBS is not the senior manager, the name may differ. UBS calls these securities “ARCs.”  (“ARCs” is a service mark of UBS AG.)

(4) A “secondary market” usually means a market that exists after the initial offering. In this document, it means a market that exists outside of the auction process.

(5) An outlier bid is an order at a rate that, if accepted, would establish the clearing rate for the auction at a rate UBS believes would be above a range of fair and reasonable rates for the securities.

(6) Some auction rate documents use the terms “existing owner” and “potential owner.”

(7) As noted above, an order to buy placed by a potential holder is also called a “bid.”

Important legal information - please read the disclaimer before proceeding.

Products and services in these web pages may not be available for residents of certain nations. Please consult the sales restrictions relating to the service in question for further information. www.ubs.com © UBS 2002-2008. All rights reserved.

Wealth management services in the United States are provided by UBS Financial Services Inc., a registered broker-dealer offering securities, trading, brokerage and related products and services. Member SIPC. Member FINRA.

Privacy Policy. Notice for Non-U.S. Investors. Order Routing Disclosure. Statement of Financial Condition. Best Execution Statement. Loan Disclosure Statement. Account Sweep Yields. Advisory & Brokerage Services. CFP Board’s Trademark Disclaimer.